Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 22, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

Re.	Bicara Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted June 10, 2024

CIK 0002023658

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Bicara Therapeutics Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on June 10, 2024 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated July 5, 2024, addressed to Claire Mazumdar (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1. For clarification purposes, BCA101’s drug name is ficerafusp alfa, and this name is used throughout the Comment Letter and Amendment No. 1.

Draft Registration Statement on Form S-1

Cover Page

1.

Please revise your cover page to clarify whether the offering is contingent upon final approval of your Nasdaq listing. Please ensure that the disclosure is consistent with your underwriting agreement.

July 22, 2024

RESPONSE: The Company respectfully advises the Staff that it has revised the cover page of Amendment No. 1 to disclose that the Company’s listing is contingent on final approval of The Nasdaq Global Market.

BCA101 Clinical results, page 3

2.

We note your disclosure here and elsewhere throughout your Prospectus comparing data from your clinical trials with other therapeutics. To the extent that these comparisons were not the result of head-to-head clinical trials, revise to remove the comparisons. As a non-exhaustive list, we note the following:

•

“The CR rate we observed in this cohort appears to be significantly higher compared to those previously reported in investigator-sponsored trials, or ISTs, of cetuximab in combination with pembrolizumab or nivolumab, as well as the KEYNOTE-048 study with pembrolizumab, of approximately 3%” on pages 3 and 113;

•

“the mPFS in HPV-negative subjects was 9.8 months, a threefold increase in PFS benefit when compared to published historical data for pembrolizumab monotherapy, and superior to the data published for cetuximab and anti-PD-1 combination ISTs” on page 113; and

•

“treatment-related adverse events, or TRAEs, leading to discontinuation of BCA101 and/or pembrolizumab was 12%, markedly lower than historical pembrolizumab combinations, including lenvatinib or chemotherapy, which showed TRAEs leading to discontinuation rates of 28% and 33%, respectively” on page 114.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure throughout the Amendment No. 1 to remove comparisons that were not the result of head-to-head clinical trials, in response to the Staff’s comment, including by way of example on pages 1, 3, 4, 5, 102, 115 and 117 of Amendment No. 1.

3.

Revise page 4 and where else you state you believe you may use the accelerated approval pathway for BCA101 to briefly describe the feedback received from the FDA that supports your belief. Please also revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 117 of Amendment No. 1 to add additional context to support its belief that it may use the accelerated approval pathway for ficerafusp alfa given feedback received to date from the FDA. In particular, this belief stems both from FDA’s published guidance around the requirements for accelerated approval, along with the FDA’s feedback in support of the Company’s proposed use of an overall response rate of sufficient magnitude and duration as a surrogate endpoint for an accelerated approval. In addition, the Company has added balancing disclosure in the risk factors section on page 44 in response to the Staff’s comment.

July 22, 2024

4.

Please revise to remove the statements appearing on pages 4 and 113 that you “believe BCA101 in combination with pembrolizumab could be established as the new chemotherapy-free standard of care for HPV-negative first-line R/M HNSCC” as it is speculative given your current stage of development.

RESPONSE: The company respectfully advises the Staff that it has revised its disclosure on pages 4 and 115 of Amendment No. 1 in response to the Staff’s comment to clarify that ficerafusp alfa in combination with pembrolizumab has the potential to become a first-line standard of care therapy in HPV-negative R/M HNSCC.

5.	Please revise pages 4, 112 and 113 to state what “PD” abbreviates in the graphics.

RESPONSE: The Company respectfully advises the Staff that it has revised the graphics on pages 4, 114, and 115 of Amendment No. 1 in response to the Staff’s comment.

6.	Discuss whether the results presented in this section were statistically significant. Include the associated p-values, if appropriate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the ficerafusp alfa Phase 1/1b clinical trial was a single arm study, the Company cannot derive statistical significance because there is no data to compare to the results of the ficerafusp alfa Phase 1/1b clinical trial. The Company respectfully advises the Staff that the only way to derive statistical significance would be to compare to historical data, however pursuant to the Staff’s Comment No. 2 of the Comment Letter, the Company is refraining from making comparisons that are not the result of head-to-head clinical trials.

Our Team, page 6

7.

We note you disclose the names of your investors on pages 6 and 101. Please limit the disclosure of specific investors to those identified in the Principal Stockholders table on page 174. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the shares purchased in the referenced financings were conducted at a significant discount to the IPO price, if true.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 6 and 103 of Amendment No. 1 in response to the Staff’s comment.

Summary of Material Risks Associated with our Business, page 6

8.

Please expand your summary of material risks to further provide balancing disclosure by discussing if you are substantially dependent on any license agreements for BCA101, that you have never generated revenue and never commercialized a product.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment.

July 22, 2024

The Offering, page 9

9.

Please revise pages 9 and 78 to clearly state for your Phase 2/3 trial whether proceeds are intended to fund some but not all of the clinical trial work that would be necessary for you to file a Biologics License Application. Disclose the additional head and neck squamous cell carcinoma patient populations you plan to expand your BCA101 program to using proceeds from this offering.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 9 and 79 of Amendment No. 1 in response to the Staff’s comment to clearly state that the net proceeds of the IPO, together with the Company’s existing cash and cash equivalents, will be sufficient to fund all of the clinical work required to file a Biologics License Application. In addition, the Company respectfully advises the Staff that it has revised its disclosure on pages 9 and 79 of Amendment No. 1 in response to the Staff’s comments and has clarified that it intends to expand ficerafusp alfa into additional head and neck squamous cell carcinoma (HNSCC) such as those with combined positive scores less than one and locally advanced HNSCC.

Risk Factors The operations of our suppliers, many of which are located outside of the United States, are subject to additional risks…, page 37

10.	Please revise to state why “[i]f approved, the BIOSECURE Act in its current form would not prevent [you] from sourcing drug product from WuXi Bio for clinical use.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 38 and clarified that this statement reflects management’s belief in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Research and Development Expenses (including Research and Development (Related Party), page 90

11.

We note your disclosure that you have not reported program costs since your inception because you have not historically tracked or recorded your research and development expenses on a program-by-program basis. Please break out your external research and development costs separately and clarify if they relate to more than the BCA101 program.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it tracks research and development expenses as either external research and development expenses or internal research and development expenses. External research and development expenses include clinical trial costs, contract manufacturing costs, research and innovation costs, pre-clinical study costs, and

July 22, 2024

other development costs that are either incurred for a specific clinical program or incurred for pre-clinical or early stage programs. The Company also incurs external research and development expenses related to general research and development costs that are not related to any specific program.

The Company’s internal research and development costs consist primarily of compensation and related personnel costs and other general research and development costs that support the entire research and development group and are not tracked by program. As such, the only research and development costs that the Company tracks by program are external research and development expenses incurred for a specific program.

In response to the Staff’s comment, the Company will include a table similar to the following in the Management Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1. The Company will also include narrative disclosure to accompany the table that will discuss the underlying reasons for material changes from period-to-period by line item.

The following table summarizes our research and development expenses incurred during the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Direct external program expenses:
Ficerafusp alfa	$25,423	$19,923
BCA 300	947	2,099
BCA 400	3	264
BCA 600	5	81
Internal and unallocated expenses:
Personnel related costs (including stock-based compensation)	3,847	2,817
Other	392	6,128

Total	$30,617	$31,312

In 2022, other unallocated research and development expenses primarily related to expenses incurred under the master service agreement with Biofusion, which provided general research and development services. The master service agreement with Biofusion was terminated upon acquisition of Biofusion by Syngene on August 2, 2022.

Critical Accounting Policies and Estimates Common Stock Valuation, page 95

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

July 22, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business Overview, page 98

13.

We note your disclosure on page 28 that you are currently conducting a clinical trial in Canada. Please revise your Business section where appropriate to disclose all the jurisdictions where you are currently conducting clinical trials.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 1 and 100 of Amendment No. 1 to clarify that it is currently conducting its Phase 1/1b trial of ficerafusp alfa in the United States while its expansion cohorts are being currently conducted in both the United States and Canada.

Our Solution: BCA101, a Novel Bifunctional Antibody, page 105

14.	Please revise your graphic on page 105 to remove “[i]mproved efficacy” as efficacy determinations are within the sole discretion of the FDA or similar foreign regulators.

RESPONSE: The Company respectfully advises the Staff that it has revised the graphic on page 107 of Amendment No. 1 in response to the Staff’s comment.

BCA101 synergizes with anti-PD-1 therapies, with anti-tumor activity superior to other anti-EGFR therapies in preclinical models, page 108

15.	Please revise to disclose the design, data and results of the two preclinical cancer mouse models whose data were published in Cancer Research.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 110 and 111 of Amendment No. 1 in response to the Staff’s comment.

Preclinical in vivo models demonstrate BCA101 may have an enhanced ability to prevent tumor relapse compared to cetuximab, page 108

16.

Please revise to state whether your preclinical experiments in patient derived xenograft models of EGFR-expressing treatment-naïve HNSCC tumors were powered for statistical significance and if so, provide the p-values.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 110 of Amendment No. 1 in response to the Staff’s comment.

July 22, 2024

Ongoing Phase 1/1b Trial, page 111

17.	Please revise your graphic on page 111 so all of the text is legible.

RESPONSE: The Company respectfully advises the Staff that it has revised the graphic on page 113 of Amendment No. 1 in response to the Staff’s comment.

18.	Please revise page 111 to state the number of patients you expect to enroll in the multiple dose expansion cohorts.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 113 of Amendment No. 1 in response to the Staff’s comment.

BCA101 has been generally well-tolerated with a favorable tolerability profile, page 114

19.

Please disclose the number of patients that experienced treatment-related severe adverse events due to dermatitis acneiform and the number of patients with treatment-related adverse events that discontinued BCA101 and/or pembrolizumab. Also revise to clarify if the Grade 3 or 4 adverse events were considered treatment-related severe adverse events.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure regarding treatment-related adverse events on page 117 of Amendment No. 1 in response to the Staff’s comment.

20.

We note your disclosure in the second paragraph of this section of the EGFR-related adverse events and note that your first paragraph indicates that there may also be adverse events associated with TGF-B inhibition. Please revise to clarify if you have observed any adverse events related to TGF-B inhibition in your trials of BCA101 to date.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure regarding events associated with TGF-B inhibition on page 117 of Amendment No. 1 in response to the Staff’s comment.

Contract Transfer And License Agreement with Biocon, page 117

21.

Please revise to clarify how you use the technology licensed from Biocon. Revise to state how each party may terminate the Biocon Agreement, the aggregate amount paid to date, the aggregate amount of any future milestone payments, whether there is a royalty term and if so, disclose the royalty rate. Please also file the Assumed Contracts as exhibits, or tell us why they are not required to be filed, and disclose when the ownership of the Assumed Contracts will be transferred to you.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 120 of Amendment No. 1 in response to the Staff’s comment to add additional context regarding termination, milestone payments, royalty terms and the transfer of the Assumed Contracts. In particular the revised disclosure notes that only product and know-how was licensed to the Company from Biocon. The Company uses this technology and know-how licensed from Biocon to develop bi-functional molecules. No additional technology was licensed from Biocon.

July 22, 2024

Furthermore, the revised disclosure notes that there are no milestones, royalties or any kind of payments pending or due under the Assumed Contracts. As noted in the revised disclosure on page 120 of Amendment No. 1 in response to the Staff’s comment, with the exception of the Life Technologies Agreement, which are immaterial, each other Assumed Contract has been terminated.

Additionally, the Company respectfully advises the Staff that it does not believe that the Assumed Contracts are material contracts under item 601(b)(10) of Regulation S-K. The Assumed Contracts were entered into in the ordinary course of business, and the Company’s business is not substantially dependent on the Assumed Contracts in any material or substantial respect. Accordingly, for the reasons set forth below, the Company believes it is not required to file the Assumed Contracts under Item 601(b)(10)

Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Assumed Contracts was not entered into outside the ordinary course of business. As described in the Draft Registration Statement, the Assumed Contracts consisted of a master services agreements, an authorization letter, an evaluation license agreement, consultancy agreements, a research agreement and a quality agreement. The Company is a clinical-stage biotechnology company developing bifunctional therapies to bring to patients with solid tumors. As such, it routinely enters into these types of agreements from time to time in order to complete necessary research and development. As a clinical-stage biotechnology company, the Company does not have the resources to employ an expansive research and development division of the Company. Accordingly, the Company respectfully advises the Staff that it does not consider the Assumed Contracts to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

July 22, 2024

The Company’s Business is not Substantially Dependent on the Syngene Agreements

The Company respectfully advises the Staff that it is not substantially dependent on the Assumed Contracts. None of the Assumed Contracts impose any material obligations on the Company. Additionally, as noted on page 120 of Amendment No. 1, with exception of the Life Technologies Agreement, which is immaterial, each Assumed Contract has been terminated. As a result of all of the Assumed Contracts (besides the Life Technologies Agreement) no longer being in effect and none of the Assumed Contracts imposing material obligations on the Company, the Company respectfully submits to the Staff that it believes it is not required to file the Assumed Contracts.

Accordingly, the Company respectfully advises the Staff that it does not consider the Assumed Contracts to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

Intellectual Property, page 118

22.

Please revise to disclose the jurisdictions for each patent family where you have pending patents. Revise to describe the patent family with “pending patent applications that, if issued, may provide additional intellectual property protection for BCA101.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 122 and 123 of Amendment No. 1 in response to the Staff’s comment.

Manufacturing, page 120

23.	Please disclose the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 123 of Amendment No. 1 in response to the Staff’s comment.

Certain Relations and Related Party Transactions Policies for approval of related party transactions, page 173

24.	Please disclose the standards to be applied in deciding whether to approve or ratify any related party transaction. Refer to Regulation S-K Item 404(b)(1)(ii).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 176 of Amendment No. 1 in response to the Staff’s comment.

Exhibits

25.

Please file the Director Engagement Letters, Scientific Advisory Board Letter with Dr. Hodi, Ivan Hyep Promissory Note, Syngene Master Manufacturing Services Agreement, and Syngene Master Contract Services Agreement as exhibits or otherwise advise.

July 22, 2024

RESPONSE: The Company respectfully advises the Staff that it does not believe that the Director Engagement Letters, Scientific Advisory Board Letter with Dr. Hodi and Ivan Hyep Promissory Note are material contracts under item 601(b)(10) of Regulation S-K because these documents will be terminated in connection with the IPO, in the case of the Director Engagement Letters, or have already been terminated, in the case of the Scientific Advisory Board Letter with Dr. Hodi and the Ivan Hyep Promissory Note. As such, the Company will not be filing those agreements as exhibits as it does not believe an Investor would find such agreements material.

Additionally, the Company respectfully advises the Staff that it does not believe that the Syngene Master Manufacturing Services Agreement (the “Syngene Manufacturing Agreement”) and Syngene Master Contract Services Agreement (the “Syngene Services Agreement,” together with the Syngene Manufacturing Agreement, collectively, the “Syngene Agreements”) are material contracts under item 601(b)(10) of Regulation S-K. The Syngene Agreements were entered into in the ordinary course of business, and the Company’s business is not substantially dependent on the Syngene Agreements in any material or substantial respect. Accordingly, for the reasons set forth below, the Company believes it is not required to file the Syngene Agreements under Item 601(b)(10).

Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Syngene Manufacturing Agreement was not entered into outside the ordinary course of business. As described in the Draft Registration Statement, the Company is a clinical-stage biotechnology company developing bifunctional therapies to bring to patients with solid tumors. As such, it routinely enters into manufacturing agreements from time to time in order to support the manufacturing of ficerafusp alfa for its clinical trials. As a clinical-stage biotechnology company, the Company does not have the resources to manufacturing its own product candidates. Accordingly, the Company respectfully advises the Staff that it does not consider the Syngene Manufacturing Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

July 22, 2024

Additionally, the Company respectfully advises the Staff that the Syngene Services Agreement was not entered into outside the ordinary course of business. As described in the Draft Registration Statement and mentioned above, the Company is a clinical-stage biotechnology company developing bifunctional therapies to bring to patients with solid tumors. As such, it routinely enters into services agreements from time to time in order to supplement its workforce to complete necessary research and development. As a clinical-stage biotechnology company, the Company does not have the resources to employee an expansive research and development division of the Company. Accordingly, the Company respectfully advises the Staff that it does not consider the Syngene Services Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company’s Business is not Substantially Dependent on the Syngene Agreements

The Company respectfully advises the Staff that it is not substantially dependent on the Syngene Agreements. While the Company utilizes the Syngene Services Agreement for full-time employee assistance for research and development and the Syngene Manufacturing Agreement to produce ficerafusp alfa for its clinical trials, the Company is not substantially dependent on such agreements. Neither of the Syngene Agreements impose any material obligations on the Company. Additionally, the Company uses other manufacturers as disclosed in the Draft Registration Statement and is in constant discussions with other providers. As a result of the Company being in contact with and utilizing other providers, and terms of the Syngene Agreements, the Company has not filed these agreements.

Description of the Agreements Included Notwithstanding Item 601(b)(10) Test

The Company respectfully advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the Syngene Agreements would benefit investors in making an informed investment decision concerning the Company. Although the Company concluded that it was not “substantially dependent” on the Syngene Agreements for the reasons described above, it did elect to provide disclosure of the Syngene Agreements, including the material terms of the agreements, in the Draft Registration Statement in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the Agreements as exhibits or providing significant additional information would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement.

The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods

Finally, the Company respectfully advises the Staff that it will continue to evaluate in future periods whether the Syngene Agreements rise to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

July 22, 2024

Accordingly, the Company respectfully advises the Staff that it does not consider the Syngene Agreements to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

General

26.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on section 5(d) of the securities act, whether or not they retain copies of such communications.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1329.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales Rivera

Enclosures

cc:	Claire Mazumdar, Bicara Therapeutics Inc.

Ryan Cohlhepp, Bicara Therapeutics, Inc.

Ivan Hyep, Bicara Therapeutics, Inc.

Lara Meisner, Bicara Therapeutics, Inc.

Kingsley L. Taft, Goodwin Procter LLP